FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the period ended January 4, 2023

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

January 4, 2023 the Company received a deficiency letter from The Nasdaq Stock Market (“Nasdaq”) stating that, because the Company’s common stock continues to trade at less than $1.00 per share, the Company has not regained compliance with the Rule 5550(a)(2) requiring a minimum bid price, and because the Company’s Stockholders’ equity was less than $5,000,000 as of September 30, 2022, the Company is not eligible for a second 180 day period.

The Nasdaq letter states that unless the Company appeals the notice it would be removed from trading on The Nasdaq Capital Market on January 13, 2023. The Company has today appealed the decision and requested a hearing before Nasdaq, on the basis that it believes it has a plan to regain compliance. Pending the appeal procedure, there is a stay of the delisting. In order to regain compliance with the minimum bid price requirement, a security must have a closing bid price of $1.00 or more for 10 consecutive business days. There can be no assurances that the Company will be able to satisfy the above described deficiency in a timely fashion. If the Company is delisted from the Nasdaq, the Company shares will continue to be traded under the same symbol on the Over The Counter (“OTC”) Markets (www.otcmarkets.com).  The Company’s business operations are not affected by the receipt of the deficiency letter.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

By:	/s/ Paul Averback, MD
Paul Averback, MD
President and Chief Executive Officer

Date: January 6, 2023

3